Exhibit 99.1

Quhuo Reports Unaudited Financial Results for the Second Half and Full Year 2022

BEIJING, China, April 14, 2023 (PRNewswire) -- Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading gig economy platform focusing on local life services in China, today reported its unaudited financial results for the six months and full year ended December 31, 2022.

Financial Highlights for the Second Half of 2022

•	Operating income was RMB43.7 million (US$6.3 million), compared with an operating loss of RMB54.2 million in the same period in 2021.

•	Net income was RMB10.2 million (US$1.5 million), compared with net loss of RMB71.7 million in the same period in 2021.

•	Adjusted net income was RMB17.4 million (US$2.5 million), compared with adjusted net loss of RMB53.0 million in the same period in 2021.

•	Adjusted EBITDA was RMB47.8 million (US$6.9 million), compared with adjusted EBITDA loss of RMB23.3 in the same period in 2021.

Financial Highlights for Full Year 2022

•	Operating income was RMB35.6 million (US$5.2 million), compared with an operating loss of RMB139.8 million in 2021.

•	Adjusted net income was RMB3.3 million (US$0.5 million), compared with adjusted net loss of RMB122.3 million in 2021.

•	Adjusted EBITDA was RMB58.6 million (US$8.5 million), compared with adjusted EBITDA loss of RMB72.7 million in 2021.

Mr. Leslie Yu, Chairman and CEO of Quhuo, stated, “We are pleased to conclude the 2022 fiscal year with strong financial and operational performance. As a result of the successful execution of our strategy to improve profitability after increasing revenues since 2021, we achieved a 56.0% year-on-year increase in revenue in 2021, followed by an adjusted net income of RMB3.3 million (US$0.5 million) in 2022, which turned from an adjusted net loss of RMB122.3 million in 2021.”

“Since 2021, we have made several initiatives to enlarge our customer base and service scope, including commencing the freight service solutions in July 2021, which helped us generate a great profit in 2022. We believe that the above results have proven that our strategy has been effective, our team has reliable strategic execution capability, and our business model is sustainable.”

“In 2023, Quhuo will embark on an overseas expansion strategy, exploring more growth opportunities with Quhuo International, its overseas business unit. Following the trend of industrial internet, we plan to empower overseas partners with operational capabilities and technological expertise in mobility services and on-demand delivery while facilitating the export of new energy vehicles and electric mopeds from China. We are confident that our expansion into overseas markets will bring new growth opportunities to the Company.”

“In addition, leveraging our 10-year experience and management capabilities in the field of local life services, we are developing SaaS services that can empower third-party service providers in this industry. We aim to empower small and medium-sized local life service providers with Quhuo’s brand and business resources through SaaS platform, helping them increase income and improve operational efficiency, while also assisting them to conduct business in compliance with applicable regulations and reducing operational risk.”

Unaudited Financial Results of the Second Half of 2022

Total revenues were RMB1,956.6 million (US$283.7 million), compared with total revenues of RMB2,187.0 million in the second half of 2021.

•	Revenues from on-demand food delivery solutions were RMB1,874.9 million (US$271.8 million), representing a decrease of 9.5% from RMB2,071.3 million in the second half of 2021, primarily due to the decrease in the number of delivery orders as a result of the regional resurgence of COVID-19 in multiple localities in the second half of 2022.

•	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing and freight service solutions, were RMB51.6 million (US$7.5 million), representing a decrease of 23.5% from RMB67.4 million in the second half of 2021, primarily due to the reduced customer demand resulting from the regional resurgence of COVID-19 in multiple localities in the second half of 2022.

•	Revenues from housekeeping and accommodation solutions and other services were RMB30.0 million (US$4.4 million), representing a decrease of 37.6% from RMB48.2 million in the second half of 2021, primarily due to the reduced customer demand resulting from the regional resurgence of COVID-19 in multiple localities in the second half of 2022.

The cost of revenues was RMB1,797.8 million (US$260.7 million), representing a 12.8% year-over-year decrease, primarily in line with the reduced customer demand resulting from COVID-19.

General and administrative expenses were RMB114.1 million (US$16.5 million), representing a slight increase of 2.0% from RMB111.8 million in the second half of 2021.

Research and development expenses were RMB5.4 million (US$0.8 million), representing a decrease of 50.8% from RMB10.9 million in the second half of 2021, primarily due to the decreases in the headcount and average compensation level for our research and development personnel as we restructured our R&D team.

As a result of the foregoing, we recorded operating income of RMB43.7 million (US$6.3 million), compared to operating loss of RMB54.2 million in the second half of 2021.

We recorded other loss, net, of RMB17.8 million (US$2.6 million), compared to other loss, net, of RMB6.6 million in the second half of 2021, primarily due to the fluctuation in the fair value of our investment in a mutual fund.

Income tax expenses was RMB14.3 million (US$2.1 million), representing an increase of 75.2% from RMB8.2 million in the second half of 2021, primarily due to the increase in the taxable income generated from on-demand food delivery solutions.

Net income attributable to Quhuo Limited was RMB11.8 million (US$1.7 million), compared with net loss attributable to Quhuo Limited of RMB46.4 million in the second half of 2021.

Adjusted EBITDA was RMB47.8 million (US$6.9 million), compared with adjusted EBITDA loss of RMB23.3 million in the second half of 2021.(1)

Adjusted net income was RMB17.4 million (US$2.5 million), compared to the adjusted net loss of RMB53.0 million in the second half of 2021.(1)

Unaudited Financial Results of Full Year 2022

Total revenues were RMB3,820.4 million (US$553.9 million), compared with total revenues of RMB4,025.3 million in 2021.

•	Revenues from on-demand food delivery solutions were RMB3,638.7 million (US$527.6 million), representing a decrease of 5.0% from RMB3,829.0 million in 2021, primarily due to the decrease in the number of delivery orders resulting from the regional resurgence of COVID-19 in multiple localities in 2022.

•	Revenues from mobility service solutions were RMB108.1 million (US$15.7 million), representing a decrease of 1.9% from RMB110.2 million in 2021, primarily due to the reduced customer demand resulting from the regional resurgence of COVID-19 in multiple localities in 2022.

•	Revenues from housekeeping and accommodation solutions and other services were RMB73.6 million (US$10.7 million), representing a decrease of 14.6% from RMB86.2 million in 2021, primarily due to the reduced customer demand resulting from the regional resurgence of COVID-19 in multiple localities in 2022.

Cost of revenues was RMB3,567.7 million (US$517.3 million), representing a 7.3% year-over-year decrease, primarily due to the decrease in service fees paid to workers, which was in line with the decreased number of delivery orders resulting from the regional resurgence of COVID-19 in multiple localities in 2022.

General and administrative expenses were RMB213.6 million (US$31.0 million), representing a decrease of 11.3% from RMB240.7 million, primarily due to the decrease in share-based compensation expenses from RMB68.9 million in 2021 to RMB19.8 million (US$2.9 million) in 2022.

Research and development expenses were RMB12.5 million (US$1.8 million), representing a decrease of 37.7% from RMB20.1 million in 2021, primarily due to the decreases in the headcount and average compensation level for our research and development personnel as we restructured our R&D team.

Operating income was RMB35.6 million (US$5.2 million), compared to operating loss of RMB139.8 million in 2021.

Other loss, net was RMB26.1 million (US$3.8 million), compared to other loss, net of RMB34.0 million in 2021, primarily due to the fluctuation in the fair value of our investment in a mutual fund.

Income tax expense was RMB21.0 million (US$3.0 million), representing an increase of 74.6% from RMB12.0 million in 2021, primarily due to the increase in our taxable income.

Net loss attributable to Quhuo Limited was RMB13.1 million (US$1.9 million), compared with net loss attributable to Quhuo Limited of RMB157.9 million in 2021.

Adjusted EBITDA was RMB58.6 million (US$8.5 million), compared with adjusted EBITDA loss of RMB72.7 million in 2021.(1)

Adjusted net income was RMB3.3 million (US$0.5 million), compared with adjusted net loss of RMB122.3 million in 2021.(1)

(1)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of December 31, 2022, the Company had cash, short-term investments and restricted cash of RMB165.4 million (US$24.0 million) and short-term debt of RMB65.4 million (US$9.5 million).

CONFERENCE CALL

Quhuo will hold a conference call on on Friday, April 14, 2023 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to https://s1.c-conf.com/diamondpass/10030146-td56sh.html. Once preregistration has been completed, participants will receive dial-in numbers, a direct event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the direct event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.quhuo.cn/.

A replay will be accessible through April 21, 2023 by dialing the following numbers:

United States:	1855 883 1031
China Domestic:	400 1209 216
Hong Kong:	800 930 639
Reply PIN:	10030146

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income/loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net income/loss represents net income/loss before share-based compensation expenses. Adjusted EBITDA represents adjusted net income/loss before income tax benefit/expense, amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other performance measures or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income/loss to adjusted net income and adjusted EBITDA, respectively.

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended December 31,			For the Year Ended December 31,
	2021	2022	2022	2021	2022	2022
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Net (loss)/income	(71,673)	10,172	1,474	(191,230)	(16,414)	(2,380)
Add: Share-based Compensation	18,680	7,259	1,053	68,932	19,762	2,865

Adjusted net (loss)/income	(52,993)	17,431	2,527	(122,298)	3,348	485

Add: Income tax expense	8,173	14,319	2,076	12,027	21,002	3,045
Depreciation	1,415	3,715	539	5,233	7,513	1,089
Amortization	16,151	10,431	1,512	25,278	21,094	3,058
Interest	3,929	1,897	275	7,026	5,683	824

Adjusted EBITDA	(23,325)	47,793	6,929	(72,734)	58,640	8,501

EXCHANGE RATE INFORMATION

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for readers’ convenience. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8972 to US$1.00, the rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

E-mail: ir@meishisong.cn

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2021	2022	2022
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	28,593	95,444	13,838
Restricted cash	2,315	5,579	809
Short-term investments	178,830	64,355	9,331
Accounts receivable, net	510,683	495,046	71,775
Prepayments and other current assets	42,228	54,921	7,963
Amounts due from related parties	4,787	3,876	562
Total current assets	767,436	719,221	104,278

Property and equipment, net	14,914	11,450	1,660
Intangible assets, net	124,259	101,603	14,731
Right-of-use assets, net	7,964	5,562	806
Goodwill	66,753	65,481	9,494
Deferred tax assets	6,729	12,000	1,740
Other non-current assets	157,320	140,300	20,342
Total non-current assets	377,939	336,396	48,773

Total assets	1,145,375	1,055,617	153,051

liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	334,083	293,281	42,522
Short-term lease liabilities	5,317	3,276	475
Accrued expenses and other current liabilities	120,971	125,949	18,261
Short-term debt	148,441	65,434	9,487
Amounts due to related parties	245	-	-
Total current liabilities	609,057	487,940	70,745

Long-term debt	3	1,303	189
Long-term lease liabilities	1,424	1,103	160
Deferred tax liabilities	753	814	118
Other non-current liabilities	50,703	66,880	9,697
Total non-current liabilities	52,883	70,100	10,164

Total liabilities	661,940	558,040	80,909

 QUHUO LIMITED

 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2021	2022	2022
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	37	43	6
Additional paid-in capital	1,855,897	1,885,637	273,392
Accumulated deficit	(1,366,734)	(1,379,864)	(200,061)
Accumulated other comprehensive income	(18,259)	(4,654)	(675)
Total Quhuo Limited shareholders’ equity	470,941	501,162	72,662
Non-controlling interests	12,494	(3,585)	(520)
Total shareholders’ equity	483,435	497,577	72,142

Total liabilities and shareholders’ equity	1,145,375	1,055,617	153,051

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Six Months Ended December 31,			For the Year Ended December 31,
	2021	2022	2022	2021	2022	2022
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	2,186,953	1,956,583	283,678	4,025,279	3,820,378	553,903
Cost of revenues	(2,060,908)	(1,797,823)	(260,660)	(3,849,682)	(3,567,690)	(517,266)
General and administrative	(111,846)	(114,067)	(16,538)	(240,749)	(213,592)	(30,968)
Research and development	(10,941)	(5,379)	(780)	(20,122)	(12,540)	(1,818)
(Loss)/Gain on disposal of assets, net	(5,536)	9,243	1,340	(2,564)	13,975	2,026
Goodwill impairment	(51,971)	(4,882)	(708)	(51,971)	(4,882)	(708)

Operating loss	(54,249)	43,675	6,332	(139,809)	35,649	5,169

Interest income	267	499	72	644	690	100
Interest expense	(3,929)	(1,897)	(275)	(7,026)	(5,683)	(824)
Other loss, net	(6,589)	(17,786)	(2,579)	(33,964)	(26,068)	(3,780)
Foreign exchange gain	1,000	-	-	952	-	-
(Loss)/income before income tax	(63,500)	24,491	3,550	(179,203)	4,588	665
Income tax expense	(8,173)	(14,319)	(2,076)	(12,027)	(21,002)	(3,045)
Net (loss)/ income	(71,673)	10,172	1,474	(191,230)	(16,414)	(2,380)

Net loss attributable to non-controlling interests	25,243	1,651	239	33,323	3,284	476
Net (loss)/ income attributable to ordinary shareholders of the Quhuo limited	(46,430)	11,823	1,713	(157,907)	(13,130)	(1,904)

Non-GAAP Financial Data
Adjusted net (loss)/income	(52,993)	17,431	2,527	(122,298)	3,348	485
Adjusted EBITDA	(23,325)	47,793	6,929	(72,734)	58,640	8,501

(Loss) /earnings per share for class A and class B ordinary shares
Basic	(1.05)	0.21	0.03	(3.60)	(0.23)	(0.03)
Diluted	(1.05)	0.20	0.03	(3.60)	(0.23)	(0.03)
Shares used in (loss)/earnings per share computation:
Basic	44,068,777	56,168,787	56,168,787	43,914,204	56,007,723	56,007,723
Diluted	44,068,777	59,123,432	59,123,432	43,914,204	56,007,723	56,007,723